EXHIBIT 99.1

Norsk Hydro: Extraordinary General Meeting Approves Merger

OSLO, Norway, July 5, 2007 (PRIME NEWSWIRE) -- The Extraordinary General Meeting of Norsk Hydro ASA today approved a proposal by the Board of Directors to merge Hydro's oil and gas activities with Statoil ASA. The merger plan was signed by the board of directors of Hydro and Statoil on 12 and 13 March, respectively. The merger is expected to be completed on 1 October 2007. Following the merger Hydro will continue as focused aluminium and power company with global reach.

The Extraordinary General Meeting also approved a capital reduction by cancellation of 21,627,000 treasury shares and the redemption and cancellation of 16,871,506 shares from the Norwegian State, leaving its 43.8 percent ownership interest unchanged. This capital reduction is related to the buyback authorization that the Annual General Meeting approved on 9 May 2006.

Furthermore, the Extraordinary General Meeting approved a new authorization for the Board of Directors to buy back 621,895 shares, from 5 July 2007 until 30 September 2007, in connection with the share purchase program available to all Norwegian Hydro employees.

Following the capital reduction and the repurchase of own shares in the market, Hydro will at the time of the completion of the merger have 1,247,956,949 issued shares of which 1,209,304,379 shares will be outstanding and 38,652,570 will be treasury shares.

Certain statements contained in this announcement constitute"forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review -- Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
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